SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

May 13, 2014

World leader in movement disorders Professor Ira Shoulson
joins Prana Board

MELBOURNE, AUSTRALIA, MAY 13, 2014: Prana Biotechnology (ASX:PBT, NASDAQ: PRAN) is pleased to announce Professor Ira Shoulson will join the Company’s Board of Directors as a Non-Executive Director.

Professor Shoulson is one of the world’s foremost experts in neurodegenerative diseases and movement disorders, and the founder of international academic consortia the Huntington Study Group and Parkinson Study Group, which have been instrumental in the development of innovative drugs to treat these disabling neurological conditions. This is his first company Board position.

Professor Shoulson is Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, DC, USA, and Director of the University’s Program for Regulatory Science and Medicine (PRSM). He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation (CERSI), one of four research and education centers currently funded by the Food and Drug Administration (FDA).

Professor Shoulson has served as a consultant to, and member of, several FDA advisory committees over the past three decades, and has been involved in eight successful new drug applications to the FDA, notably long-acting methylphenidate (Concerta©) for attention deficit disorder, rasagiline (Azilect©) for Parkinson disease, and tetrabenazine (Xenazine©), the first drug approved by the FDA for the treatment of chorea in Huntington disease (HD).

Prana Biotechnology CEO and Executive Chairman Geoffrey Kempler said: “Professor Shoulson’s clinical and regulatory experience will be pivotal as Prana prepares to meet with regulators later this year to chart the next steps in PBT2’s development as a treatment for Huntington disease.”

Professor Shoulson said joining the Prana board was an exceptional opportunity to help develop the next generation of treatments for neurodegenerative disorders.

“I have spent my entire professional life developing treatments aimed at making a difference for patients with Huntington disease, Parkinson disease and similar neurodegenerative disorders,” he said.

“Based on the Reach2HD study and ongoing discovery and translational research, I believe PBT2 is among the most promising of experimental treatments intended to ameliorate the disabling cognitive impairment of HD, which is a major source of disability for our patients.”

“Besides PBT2, Prana has an expanding library of compounds that are applicable not just to neurological disorders but other disorders including cancer.”

Professor Shoulson’s position as a non-Executive Director of Prana Biotechnology is effective immediately. Prior to taking up his position with Prana, Professor Shoulson concluded his elected term as Chair and President of the Huntington Study Group.

- ENDS-

Contacts:

Investor Relations	Media Relations
Rebecca Wilson	Ben Oliver
T: +61 3 8866 1216	T: +61 3 8866 1233
E: rwilson@buchanwe.com.au	E: boliver@buchanwe.com.au

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease, Huntington disease and other neurodegenerative and movement disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.